May 24, 2022

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Ms. Aamira Chaudhry
Ms. Theresa Brillant

Re: Live Nation Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-32601

Ms. Chaudhry and Ms. Brillant :

Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the Securities and Exchange Commission (the “SEC”) staff (the “Staff”) contained in your letter dated April 26, 2022 with respect to the Company’s Form 10-K for the year ended December 31, 2021. For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s responses.

The Company hopes that this letter is helpful and responsive to your request. If you have any questions or comments to this response, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

/s/ Brian J. Capo
Brian J. Capo
Senior Vice President and Chief Accounting Officer

cc:    Michael Rapino, President and Chief Executive Officer
Joe Berchtold, President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures, page 36

Comment 1. We note that you use AOI to evaluate the performance of your operating segments; however, it does not appear that this is the segment measure being presented in Footnote 16 of the financial statements. Please advise.

Response: We respectfully acknowledge the Staff’s comment and confirm that AOI is the segment measure of profitability used to evaluate the performance of our operating segments. We will revise the disclosure of the measure of segment profit or loss to include AOI in future filings.

Consolidated Results of Operations, page 41

Comment 2. Please precede the disclosure of non-GAAP measures with your operating results disclosure, which is presented on a GAAP basis, to avoid giving undue prominence to the non-GAAP measures. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures

Response: We respectfully acknowledge the Staff’s comment. In reference to our response to Comment 1, we do not believe segment AOI is a non-GAAP measure. In prospective filings, we will remove the non-GAAP reconciliation and AOI discussion as shown on page 36 in the Company’s Form 10-K for the year ended December 31, 2021. For the remaining non-GAAP measures, we will precede the disclosure of non-GAAP measures with our operating results disclosure.

Comment 3. Please tell us your consideration of discussing results of operations of the business as a whole pursuant to Item 303(b) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and will amend future filings to discuss the Company as a whole in accordance with Item 303(b) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data Note 13. Revenue Recognition, page 93

Comment 4. We note your statement that “The timing of our third-party clients’ event cancellations and rescheduling of postponed events versus new events available for sale can result in refunds of service charges exceeding current quarter sales resulting in negative revenue for that period.” Please tell us if negative revenue resulted in any of the quarters in 2020, and if material, tell us your treatment of the amount, and your consideration of disclosing the related amount.

Response: We respectfully acknowledge the Staff’s comment and note that we previously disclosed negative revenue of $87.0 million and $19.8 million for the second and third quarters of 2020, respectively, for our Ticketing segment. These amounts were disclosed in the revenue recognition note to our consolidated financial statements in each of the respective Quarterly Reports on Form 10-Q. We additionally disclosed our policy for recognition of refunds for cancelled events and for rescheduled events when a refund was requested in Notes 2 and 12 of the Company’s Form 10-K for the year ended December 31, 2020 and in Notes 2 and 13 of the Company’s Form 10-K for the year ended December 31, 2021. In those disclosures we discuss that refunds are recognized as a reduction in revenue and funds have either been returned to the customer or are reflected in accrued expenses in the consolidated financial statements. We believe the disclosures provided as part of our 2020 Form 10-Q’s and included within our 2020 and 2021 Form 10-K’s, along with the disclosure of total revenue for each of the years ended December 31, 2021, 2020, and 2019, provided sufficient information for readers of our consolidated financial statements to understand the impact of the global COVID-19 pandemic on our Ticketing segment’s revenues.